Rentokil Initial

08006212

SEC
Mail Processing
Section

Washington, DC

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 December 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Change of Director – A Macfarlane/M Murray x 1
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in company x 4 6.2 Director/PDMR Shareholding–D Liu x 1 6.3 Q3 Trading Update to 30.09.08 – x 1

PROCESSED
DEC 12 2008
THOMSON REUTERS

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Alexandra J. Laan

Alex Laan (Mrs)
Assistant Company Secretary

Rentokil Initial

Rentokil Initial PLC - Directorate Change

RNS Number : 1334J
Rentokil Initial PLC
28 November 2008

28 November 2008

NEW CHIEF FINANCIAL OFFICER APPOINTED

Rentokil Initial plc announces today that it has appointed Michael Murray as a director and chief financial officer with effect from 5 January 2009. Andrew Macfarlane will step down as a director on 31 December 2008 and will leave the company following a handover period during January and February 2009.

Michael Murray, age 41, joins from GSL, a private equity owned support services company, recently acquired by G4S, and prior to that was chief financial officer of TNT Express, TNT's global express parcels division.

Alan Brown, chief executive of Rentokil Initial said:

'I am delighted that Michael Murray will be joining the company. Michael's operational skills and experience will make a significant contribution to Rentokil Initial's Operational Excellence agenda.

'I would like to thank Andrew Macfarlane for his service to the group since joining in 2005; in particular his work in ensuring that the company has secure credit facilities in place.'

Rentokil Initial reported its third quarter earnings on 7 November 2008, where it reiterated its outlook for the full year. The company announces its preliminary results on 20 February 2009.

There is nothing that is required to be disclosed under Listing Rule 9.6.13 in respect of Michael Murray.

Ends

For further information:

Shareholder/analyst enquiries:

Katharine Rycroft	Rentokil Initial plc	07811 270 734

Media enquiries:

Malcolm Padley	Rentokil Initial plc	07788 978 199
Kate Holgate / Tom Williams	Brunswick Group	020 7404 5959

END

Rentokil Initial

Holding(s) in Company

RNS Number : 4054H
Rentokil Initial PLC
04 November 2008

TR -1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: N/a

An event changing the breakdown of voting rights: N/a

Other (please specify): N/a

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd

Perry Nominees Ltd

Boltro Nominees Ltd

Ward Nominees Ltd

Lloyds Bank (PEP) Nominees Ltd

State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

03 November 2008

6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached:

Fallen below 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01 B082RF1	127,836,724	127,836,724

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01 B082RF1	124,365,145	0	124,365,145	0%	6.853%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights% of voting rights

124,365,145 6.853%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

28,827 shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

274,312 are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

139,629 shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

24,510 shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

692,106 shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

123,205,761 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2700

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group Plc

Contact address (registered office for legal entities):

Henry Duncan House

120 George Street

Edinburgh

EH2 4LH

Phone number:

+ 44 (0)131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Lloyds TSB Central Disclosure Unit

Contact address:

2nd Floor

31/33 Perrymount Road

Haywards Heath

West Sussex

RH16 3SP

Phone number:

+44 (0)1444 418127

Email: GrpOps_CDU@LloydsTSB.co.uk

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them,

and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Rentokil Initial

Holding(s) in Company

RNS Number : 4383H
Rentokil Initial PLC
04 November 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	14,180,280*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	36,028,496*
Chase Nominees Limited	3,413,657*
CUIM Nominees Limited	8,894,396*
Vidacos Nominees Limited	122,177*
Chase Nominees Limited	10,076,842
Credit Agricole Indosuez	172,000
Vidacos Nominees Limited	19,847,593
	*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if

different) (v):

03 November 2008

6. Date on which issuer notified:

04 November 2008

7. Threshold(s) that is/are crossed or reached:

<5% to 5% Change at combined interest level

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B082RF11 Ordinary Shares 1p	55,133,592	55,133,592

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
GB00B082RF11	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares 1p	62,658,141	62,658,141	30,096,435	3.45%	1.66%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights% of voting rights

92,754,576 5.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The voting rights are managed and controlled by Aviva Investors Global Services Limited and Aviva Investors France SA , with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Ltd)

Aviva Investors France SA:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva International Insurance Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Insurance Limited (wholly owned subsidiary of Aviva International Insurance Limited)
- Aviva International Holdings Limited (wholly owned subsidiary of Aviva Insurance Limited)
- Aviva France SA (wholly owned subsidiary of Aviva Particpations SA)
- Aviva Investors France SA (wholly owned subsidiary of Aviva France SA)

Proxy Voting:

10. Name of the proxy holder:

See Section 4 above.

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Neil Whittaker

Contact address (registered office for legal entities):

Phone number: 01603 684420

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive

crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Rentokil Initial

Holding(s) in Company

RNS Number : 5514H
Rentokil Initial PLC
05 November 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

As 3 above

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

04 November 2008

6. Date on which issuer notified:

05 November 2008

7. Threshold(s) that is/are crossed or reached:

<10% to 10%

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B082RF11 Ordinary Shares 1p	161,584,304	161,584,304

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B082RF11 Ordinary Shares 1p	191,163,566	N/A	183,761,785	N/A	10.12%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
183,761,785	10.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited 181,548,553 - 10.00%

Schroder & Co. Limited 2,148,558 - 0.12%

Schroders (CI) Limited 64,674 - 0.004%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

The shares referred to in Section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name: Paul Griffiths

15. Contact telephone number: 020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities): N/A

Contact address (registered office for legal entities): N/A

Phone number: N/A

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name: Andrea Rowe

Contact address: Schroders Investment Management Limited - Compliance

Phone number: 0207 658 2521

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation): N/A

Additional information: N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Rentokil Initial

SEC Mail Processing Section

[illegible] 2008

Washington, DC 100

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 0155I

Rentokil Initial PLC

12 November 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme (see 9. for further information)

4. Full name of shareholder(s) (if different from 3.) (iv):

Hermes Focus Asset Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

11 November 2008

6. Date on which issuer notified:

12 November 2008

7. Threshold(s) that is/are crossed or reached:

2%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

GB00B082RF11 Number of shares Number of voting Rights (viii)

B082RF1 55,405,131

Ord 1p 55,405,131

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

GB00B082RF11 Direct Direct (x) Indirect (xi) Direct Indirect

B082RF1

Ord 1p

1,011,000 1,011,000 49,812,145 0.056% 2.744%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

50,823,145 2.80%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Fund Managers Limited. Hermes Fund Managers Limited is the parent undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.420%)

2. Hermes Investment Management Limited (voting rights held in this issuer: 0.056%)

3. Hermes Focus Asset Management Limited (voting rights held in this issuer: 2.325%)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13.

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in agreements for the provision of voting services to various underying clients for the purposes of DTR 5.2.1(h), which includes all the shares owned directly by BT Pension Scheme.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underying clients for the purposes of DTR 5.2.1(h).

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(e).

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trustees Limited

Contact address (registered office for legal entities):

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation of indirect holders of voting rights for the purpose of DTR 5.2.1(h) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Administration Services Ltd as agent for BT Pensions Scheme Trustees Limited

Contact address:

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7680 2177 / 0207 680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Administration Services Limited acts as the authorised administrative agent on behalf of BT Pension Scheme Trustees Limited.

Additional information:

Please contact Valerie Davidson or Margaret Moss at Hermes for further information on 020 7 680 2177 or 020 7268 2125.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can

exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUUUORWARAAAA

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

RNS Number : 1079I

Rentokil Initial PLC

13 November 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R (1).

(1) An issuer making a notification in respect of a transaction relating to

the shares or debentures of the issuer should complete boxes 1 to 16, 23

and 24.

(2) An issuer making a notification in respect of a derivative relating to

the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16,

23 and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete

boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should

complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

DAVID LIU

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF PERSON NAMED IN 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID LIU

8 State the nature of the transaction

ACQUISITION AND SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

130,353

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00718%

11. Number of shares, debentures or financial instruments relating to shares disposed

210,507

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0115%

13. Price per share or value of transaction

Bought 130,353 at 45.5p

Sold 210,507 at 45.5p

14. Date and place of transaction

13 NOVEMBER 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIL - 0%

16. Date issuer informed of transaction

13 November 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

PAUL GRIFFITHS- 020 7592 2700

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL GRIFFITHS

Date of notification

13 November 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSBDBDBDXBGGIX

Rentokil Initial

Rentokil Initial PLC - 3rd Quarter Results

RNS Number : 6726H
Rentokil Initial PLC
07 November 2008

7 November 2008

RENTOKIL INITIAL PLC (RTO)

TRADING UPDATE FOR THIRD QUARTER ENDED 30 SEPTEMBER 2008

Q3 headline financials

- Revenue maintained at £562.4 million, up 3.2% year to date at constant exchange rates (CER)
- Adjusted operating profit £32.3 million at CER (after increasing bad debt provision in UK Washrooms by £6 million in order to deal with legacy service issues)
- Adjusted profit before tax £16.6 million at CER, £23.1 million at actual exchange rates (AER)
- Operating profit of £26.5million at AER

Operational developments

- Stable Q3 performance despite worsening economic backdrop
  - Revenue growth: Pest Control & Asia Pacific
  - Revenues in line with prior year: Textiles & Washrooms, Facilities Services, Ambius
  - Although still loss making, City Link making excellent progress in customer service and all aspects of seven-point recovery plan
- Significant customer service improvement in turnaround businesses:
  - City Link: 98.7% (Q2: 98%)
  - UK Washrooms: 95% (Q2: 85%)
  - Australia Pest Control: 93% (Q2: 89%)
  - Australia Washrooms: 93% (Q2: 59%)
- 2008 outlook unchanged

Alan Brown, Chief Executive Officer of Rentokil Initial plc, said:

'I am pleased to report further strong improvement in customer service across the group, with every division performing close to or above target. We are now focusing strongly on cash, and on accounts receivable in particular, where we have made some progress. We have also extended the maturity of our financing facilities by raising £125 million of new five-year money during Q3 and we have sufficient funding in place to support our plans.

'The deteriorating economic backdrop makes it particularly difficult to predict future trading conditions. Nevertheless, our guidance for 2008 remains unchanged and our operational agenda for 2009 is now clear.'

Financial Summary

£million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
Pro forma Continuing Operations1						
At 2007 constant exchange rates2						
Revenue	562.4	562.4	-	1,683.0	1,631.2	3.2%
Operating profit before amortisation and impairment of intangibles3	32.3	66.2	(51.2%)	91.7	188.6	(51.4%)
Add back: one-off items	-	7.1	-	3.2	10.3	(68.9%)
Adjusted operating profit4	32.3	73.3	(55.9%)	94.9	198.9	(52.3%)
Share of profit from associates (net of tax)	0.6	0.6	-	1.6	1.7	(5.9%)
Interest	(16.3)	(15.3)	(6.5%)	(40.6)	(54.0)	24.8%
Adjusted profit before income tax4 at constant exchange rates	16.6	58.6	(71.7%)	55.9	146.6	(61.9%)
Continuing Operations1						
At actual exchange rates						
Revenue	600.8	560.6	7.2%	1,778.9	1,623.7	9.6%
Operating profit before amortisation & impairment of intangibles5	38.9	66.0	(41.1%)	107.1	187.1	(42.8%)
Amortisation of intangible assets6 & impairment of goodwill	(12.4)	(10.1)	(22.8%)	(38.9)	(28.4)	(37.0%)
Operating profit	26.5	55.9	(52.6%)	68.2	158.7	(57.0%)
Share of profit from associates (net of tax)	0.7	0.5	40.0%	1.9	1.6	18.8%
Net interest payable	(16.4)	(15.4)	(6.5%)	(41.0)	(54.0)	24.1%
Profit before income tax	10.8	41.0	(73.7%)	29.1	106.3	(72.6%)

Adjusted profit before income tax7 at actual exchange rates	23.1	58.2	(60.3%)	71.2	145.0	(50.9%)
Free cash flow8				(9.9)	97.2	-

1All figures are for continuing operations and are unaudited.

2Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2007. £/$ average rates: Q3 2008 1.9474; Q3 2007 1.9930; FY 2007 2.0038. £/€ average rates: Q3 2008 1.2853; Q3 2007 1.4765, FY 2007 1.4586.

3 Year to date, before amortisation of intangible assets (other than computer software and development costs) of £34.9m (2007: £28.9m) and goodwill impairment charges of £1.5m (2007: nil).

4 Year to date, before amortisation of intangible assets (other than computer software and development costs) of £34.9m (2007: £28.9m), goodwill impairment charges of £1.5m (2007: nil) and items of a one-off nature of £3.2m (2007: £10.3m) and after the £6m provision of additional bad debt within the UK washrooms business. See appendix 4 for further details of one-off items.

5 Year to date, before amortisation of intangible assets (other than computer software and development costs) of £37.2m (2007: £28.4m), goodwill impairment charges of £1.7m (2007: nil) and after the £6m provision of additional bad debt within the UK washrooms business.

6Other than computer software and development costs.

7 Year to date, before amortisation of intangible assets (other than computer software and development costs) of £37.2m (2007: £28.4m), goodwill impairment charges of £1.7m (2007: nil), items of a one-off nature of £3.2m (2007: £10.3m) and after the £6m provision for additional bad debts within the UK washrooms business. See appendix 4 for further details of one-off items.

8Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution.

For further information

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc	020 7592 2700
Katharine Rycroft, Head of Investor Relations		

Media enquiries:

Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Kate Holgate / Tom Williams	Brunswick Group	020 7404 5959

A conference call for analysts and shareholders will be held on 7 November at 9.00am. To join this call, please dial +44 (0)20 7806 1957 (UK), +33 (0)1 70 99 43 00 (France), +852 3002 1356 (Hong Kong) quoting the confirmation code: 4125683. A recording of the call will be available for 31 days on the following numbers: UK: +44 (0)20 7806 1970, France: +33 (0)1 7123 0248, Hong Kong: +852 3002 1607 and US: +1 718 354 1112. The pass code for all replay numbers is 4125683#.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

Performance

In all cases references to operating profit are for continuing businesses before amortisation of intangible assets (other than computer software and development costs). References to adjusted operating profit and adjusted profit before income tax also exclude items of a one-off nature, totalling a net cost of £3.2 million (2007: £10.3 million) that have impacted the results for the year to date. They relate mainly to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties. They have been separately identified as they are not considered to be 'business as usual' expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in appendix 4. This commentary reflects the management divisional structure and not the statutory segmental information. All comparisons are at constant 2007 full year average exchange rates.

In 2008 certain shared service, IT and other costs that were treated as central costs in 2007 are being charged to the businesses that benefit from them. In the nine months to September 2008 such costs totalled £5.5 million and have principally been recharged to Textiles and Washroom Services (£1.2 million), Pest Control (£2.0 million), Facilities Services (£1.6 million) and Asia Pacific (£0.4 million). Comparative figures have not been restated.

Third quarter review

In the third quarter the group maintained revenues at 2007 levels against an economic backdrop of intense and heightened anxiety about global recession. Group profitability continues to be adversely affected by a number of factors largely within the group's own control, although the worsening economy is beginning to impact new contract sales within a number of businesses.

Our historic difficulty in implementing major change programmes continued to affect the financial performance of key businesses within the group. City Link continues to make excellent progress in customer service, relationship management and new business but remains significantly loss making. The problems associated with the restructuring of our Initial Washrooms business in the UK and the integration of our washrooms and pest control acquisitions in Australia continued throughout the third quarter but these businesses are showing pleasing signs of operational improvement, most notably in the areas of customer service and in systems and processes. Although still a major concern within our UK washrooms business, they are also showing signs of improvement in cash

collection.

Trading in our continental European Textiles and Washrooms businesses improved Q3 on Q2, although divisional performance continues to be held back by the UK. We believe it sensible to remain cautious about trading conditions for at least the remainder of the year.

Third quarter financial review

Group revenue of £562.4 million at constant exchange rates was maintained at Q3 2007 levels. Despite the challenges presented by both the weakening global economy and a number of factors within the group's own control, Asia Pacific and Pest Control grew revenues by 14.3% and 9.8% respectively during the quarter, while revenue from Textiles & Washrooms, Facilities Services and Ambius remained broadly in line with prior year. Revenue from City Link was 13.2% lower than Q3 2007 following a significant loss of small customers in Q4 2007 and Q1 2008 and also reflecting a downturn in the parcels market since June this year. Our customer base is now stable and we continue to make excellent progress in customer service and on all aspects of the seven-point recovery plan

During the quarter the contract portfolio decreased by £3.5 million, impacted largely by customer terminations and contract reductions within the UK cleaning and UK washrooms businesses. The contract portfolio comprised £46.9 million from new business and net acquisitions of £7.2 million, offset by net reductions of £9.8 million and terminations of £47.8 million. Net portfolio gain in continental European Textiles and Washrooms of 4.4% annualised is attributed to both good levels of retention, currently up 1.2 percentage points at an annualised rate of 91.5% from Q2 2008, and strong sales in France and Germany. With the exception of the UK, retention within Pest Control has improved across Europe and North America. In the interim statement we reported that we had been given notice of £19.0 million of contract reductions in our UK cleaning business which would take effect in Q3. As a result, and although a number of new cleaning contracts have recently been secured, the Facilities Services division's contract portfolio reduced by a net £14.2 million over the quarter. UK Washrooms continued to suffer from high levels of terminations as a result of legacy service issues. Nevertheless service levels rose very significantly and are now operating at target levels. The rate of terminations has slowed as a result.

As reported in the interim statement accounts receivable remains a significant issue in UK Washrooms. In light of the continuing difficulty in collecting debt associated with historic poor service, we have increased bad debt provisions by £6.0 million during the quarter which we believe will deal with the legacy issues. At 30 September provisions totalled £8.3 million against total receivables of £21.3 million.

Group operating profit (before amortisation and impairment of intangible assets of £36.4 million) of £32.3 million at constant exchange rates was 51.2% lower than in 2007 and was adversely affected by City Link's loss of £12.0 million (2007: £11.4 million profit) and UK Washrooms loss of £7.2 million (2007: £1.50 million profit) in the period. Adjusted operating profit (before amortisation and impairment of intangible assets) of £32.3 million showed a decrease of 55.9% year on year. Adjusted profit before income tax (again, before amortisation and impairment of intangible assets) fell 71.7 % to £16.6 million.

The group's revenue and profit at actual rates of exchange benefited from the weakness

of Sterling compared to 2007, particularly against the Euro which strengthened 13% year-on-year. In the third quarter of 2008 approximately £190 million of revenue and £40 million of operating profit originated in Euros. The bulk of the benefit arose in the Textiles and Washrooms division. Q3 revenue growth at actual exchange rates was 7.2% (flat at constant rates) and the decline in adjusted operating profit was 46.9% (59.9% at constant rates). Statutory operating profit of £26.5 million was 52.6% lower.

Year to date financial review

For the year to date revenue of £1,683.0 million was 3.2% above the same period last year, 9.6% at actual exchange rates. Organic revenue decline was 0.9% for the nine months, held back by City Link. All divisions with the exception of City Link reported increased revenue for the year to date, with Asia Pacific and Pest Control showing the strongest improvement. The contract portfolio increased by 2.2% over the nine months. Group operating profit (before amortisation and impairment of intangible assets) declined by 51.4% to £91.7 million and adjusted operating profit (again before amortisation and impairment of intangible assets) amounted to £94.9 million, a decrease of 52.3% on prior year. Year to date adjusted profit before tax and amortisation fell 61.9% to £55.9 million.

Funding

In September and October the Company raised a total of £125 million by issuing new debt securities. On 30 September we raised £75 million through the issue of 25-year Floating Rate Reset Notes (the 'Reset Notes'). From issue until 20 August 2013 the Reset Notes will bear interest at three-month LIBOR + 3.98%. Thereafter the interest rate will be 4.55% plus a credit spread which will be reset every two years by auction. Noteholders may put the Reset Notes back to the issuer, at par, on 20 August 2013 and on each biennial interest reset date thereafter. We may call the Reset Notes at fair market value on interest payment dates from 20 August 2011. If not put or called, the Reset Notes will mature on 20 August 2033.

On 23 October we raised a further £50 million through the issue of Floating Rate Notes due 2013 (the 'FRNs'). The FRNs were issued at par under the Company's existing Euro Medium Term Note Programme and carry a coupon of LIBOR + 3.25%. The net proceeds of both issues are being used to repay drawings under the Company's bank facilities.

Rentokil Initial 1927 plc, a wholly owned subsidiary of the Company, currently guarantees the obligations of the Company to its bondholders, banks and certain other financial counterparties. These guarantees were due to expire on 19 November 2008 but will now be extended to the later of the maturity of the £300 million 5.75% Notes due 2016 and the maturity of any other notes that may be issued between 23 October and 31 December 2008.

The Company has a £250 million 6.125 per cent. bond which will mature on 19 November 2008 and will be repaid from bank facilities. We estimate that we will have at least £350 million of headroom in our committed facilities after repaying this bond. At least £100 million of that headroom is provided by a £500 million revolving credit facility which matures in October 2012. The balance is provided by a second facility of £252 million which is extendable at our option to 31 January 2010.

The group's bank facilities contain a single financial covenant based on the ratio of EBITDA to net interest payable (after making the adjustments required by the facility documentation). We have significant headroom within this covenant for 2008. Looking ahead to 2009, if EBITDA next year were to be at the same level as our forecast for 2008 (implying no recovery in profits) and if net interest were to increase by £10 million (despite falling rates) then we would still have approximately £50 million of EBITDA headroom within our covenant.

Three-year operational plan

As the Company has stated since the appointment of its new leadership team earlier this year, its strategic focus is on operational excellence. Over the past few months a three-year operational plan has been constructed for the group as a whole and for each division and function. The plan focuses on five strategic thrusts:

- Delivering outstanding customer service
- Developing the capability of our organisation and people
- Delivering operational excellence in all our processes and functions
- Operating at lowest possible cost consistent with our service objectives
- Delivering profitable growth through organic actions and bolt-on acquisitions

More detail will be given with the full year results.

2008 outlook

Our guidance for the full year 2008 remains unchanged from that given at the half year.

DIVISIONAL PERFORMANCE

Initial Textiles and Washroom Services

£ million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
At 2007 constant exchange rates: Portfolio - net movement (appendix 1)	6.5	5.2		19.3	2.8	
Revenue	152.4	150.7	1.1%	456.6	452.6	0.9%
Operating profit2 (before amortisation of intangible assets1)	17.5	24.0	(27.1%)	62.3	77.6	(19.7%)
One-off items	(1.1)	4.0	-	(1.1)	3.9	-
Adjusted operating profit2 (before one-off items						

and amortisation of intangible assets1)	16.4	28.0	(41.4%)61.2	81.5	(24.9%)
At actual exchange rates:					
Adjusted operating profit2 (before one-off items and amortisation of intangible assets1)	20.0	27.8	(28.1%)70.3	80.6	(12.8%)

1 Other than computer software and development costs

2 After charging additional central costs of £1.2 million in 2008 year to date

There was a marked difference between the performance of the UK and continental European Textiles and Washroom businesses in the third quarter. On the continent revenue was up 4.6% and profit up 0.6%, but revenue from UK Washrooms declined 14.3% and the business incurred a loss of £7.2 million after adding a further £6 million to its bad debt provisions. Overall third quarter revenue for the division was up 1.1% on prior year and adjusted operating profit of £16.4 million was down 41.4% on Q3 2007.

Europe

Approximately 75% of the division's revenue is generated in France, Germany and Benelux. In the third quarter revenue in these countries grew 5.4% on the prior year as a result of strong sales growth in France and Germany, price indexation in Belgium, and excellent retention rates in France and the Netherlands over the last 12 months. Customer retention rates have continued to improve during Q3 with an annualised 0.4% increase on Q2. The closing portfolio at the end of the third quarter improved by 5.9% over the corresponding period last year, mainly attributable to the improving retention rate but also in part to stronger new business sales (most notably in France) and acquired portfolios in the Nordic. Year to date profit is flat with 2007, with Q3 performance improving compared to Q1 and Q2, but cost pressures continue to be strong.

Growth has been weak in Spain, which continues to be affected by a difficult market environment for linen services, and Italy where pricing pressure from competitors continues to impact margin. For continental Europe as a whole, third quarter profits were in line with last year, with the business continuing to face margin pressure caused by the inability to pass cost increases through to customers in many markets.

UK Washrooms

As the business works to overcome legacy operational issues, the third quarter financial performance has continued to be affected by terminations and service credits. Revenues fell by 14.3% in Q3, 4.1% of which relates to credits. However, service levels have continued to improve during the period, consistently reaching 95% for the last five weeks and have improved steadily from a low point of 70% in June 2008. As a result the rate of contract terminations and credits has slowed during the quarter. The new management team remains heavily focused on customer service and while there remains significant work to be done, recent initiatives have delivered significant operational improvement.

As reported at the half year, accounts receivable has been a major issue in UK Washrooms.

In light of the continuing difficulty in collecting aged debt, we have increased bad debt provisions by £6.0 million in the third quarter which we believe will deal with the legacy issues. At 30 September provisions totalled £8.3 million against total receivables of £21.3 million.

Rentokil Pest Control

£ million	Third Quarter Q3 08	Q3 07	change	Year to Date YTD 08	YTD 07	change
At 2007 constant exchange rates: Portfolio - net movement (appendix 1)	2.1	21.9		10.2	28.7	
Revenue	88.7	80.8	9.8%	253.2	223.8	13.1%
Operating profit2 (before amortisation of intangible assets1)	18.3	19.4	(5.7%)	47.5	47.1	0.8%
One-off items	-	0.1	-	-	0.7	-
Adjusted operating profit2 (before one-off items and amortisation of intangible assets1)	18.3	19.5	(6.2%)	47.5	47.8	(0.6%)
At actual exchange rates: Adjusted operating profit2 (before one-off items and amortisation of intangible assets1)	20.3	19.4	4.6%	51.9	47.5	9.3%

1 Other than computer software and development costs

2 After charging additional central costs of £2.0 million in 2008 year to date

In Q3 the Pest Control division performed well in mainland Europe and North America despite a backdrop of deteriorating economic conditions. However the UK continued to prove challenging. Divisional revenue grew by 9.8% but adjusted operating profit decreased by 6.2%, held back by the UK and the recharge this year of an additional £2.0 million of central costs.

Across continental Europe revenue grew by 11.9%. Retention improved slightly on Q3 2007 from an already strong base. The weakening economic environment was most felt in new contract sales which grew by only 4.4% year on year although this was compensated for by a 13.5% increase in job sales. The region saw strong organic performance in all the major countries with any weakness confined to the smaller markets. Profit increased by 12.2% for the quarter and 9.4% year-to-date.

The UK had a poor quarter with revenue declining by 6.1% on prior year and profit declining by £1.8 million. This decline is largely attributable to a 6.5% decline in job sales. The business has experienced a significant downturn in sales enquiries during the summer, reflecting the weakening economy and poor summer weather. However, revenues have also been negatively impacted by legacy service issues resulting in customer terminations and service credits. To address this, UK Pest Control has continued to improve service quarter on quarter (Q1 2008: 92.2%, Q3 2008: 98.5%) and these problems

are now reducing.

North America grew revenue by 19.1% and profits by 4.6% during the quarter, which includes the contribution from Presto-X acquired in August 2007. Retention has weakened marginally more in residential than in commercial year-on-year. The commercial business was impacted by the enforced exit from Copesan at the end of Q1 which reduced the contract portfolio by £2.7 million.

During Q3 the UK business secured its first major contract in Libya with a three-year governmental contract worth some £25 million in total with the General Corporation for Housing & Utilities. The contract will cover rodent control in the major cities of Tripoli, Benghazi and Misratah and is one of a number of government initiatives to improve standards of living, not only for the benefit of Libyan nationals, but also with a view to improving foreign investment and promoting tourism.

Ambius

£ million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
At 2007 constant exchange rates: Portfolio - net movement (appendix 1)	(0.1)	1.2		2.5	1.8	
Revenue	25.1	25.5	(1.6%)	76.5	74.9	2.1%
Operating profit (before amortisation of intangible assets1)	1.3	1.3	-	3.5	3.8	(7.9%)
One-off items	-	-	-	-	-	-
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	1.3	1.3	-	3.5	3.8	(7.9%)
At actual exchange rates: Adjusted operating profit (before one-off items and amortisation of intangible assets1)	1.4	1.3	7.7%	3.9	3.8	2.6%

1 Other than computer software and development costs

Ambius, our tropical plants division, delivered a solid performance from its European businesses during Q3 but, as with Q2, continues to suffer in North America from poor new business and increasing terminations directly influenced by the poor US economy. In Q3 divisional revenue fell by 1.6% but profit was unchanged at £1.3 million.

Europe has continued to perform well during the period. Organic portfolio growth was 3.0% annualised and job revenues were up 17.3%. The UK business continues to show signs of improvement, with a positive organic net gain in Q3 and gross sales 29% ahead of prior year. European profits and revenues were both ahead of last year.

We remain cautious about revenue and profit performance in North America as the economic

downturn continues to show signs of softening portfolio and job sales across the region. In Q3 US revenues were down 7.9% on prior year with profit £0.4 million lower. The outlook for the full year will be dependent on the business's performance during the US holiday season. Holiday sales are currently tracking our forecasts and are in line with 2007 levels.

European sales in new brand extension services, including ambient scenting and fresh fruit delivery, accounted for 10.3% of portfolio sales year to date. We continue to aim to offset any downturn in core trading with service extensions and view these as a factor in the European performance in 2008. The roll-out of brand extension services in the important US market commenced at the beginning of Q3.

City Link

£ million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
At 2007 constant exchange rates:						
Revenue	93.4	107.6	(13.2%)	284.7	310.6	(8.3%)
Operating profit (before amortisation of intangible assets1)	(12.0)	11.4	-	(41.4)	32.8	-
One-off items	0.4	3.0	-	1.9	5.7	-
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	(11.6)	14.4	-	(39.5)	38.5	-
At actual exchange rates:						
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	(11.6)	14.4	-	(39.5)	38.5	-

1 Other than computer software and development costs

At City Link further progress has been made on the implementation of the seven-point recovery plan. Service levels in Q3 remained consistently above our internal target of 98.5%, customer relationships continue to strengthen and significant improvements have been made to systems and processes. Successful introduction of new technology has led to greater route productivity, improved visibility on costs and better cash collection. Further systems improvements will be introduced over the next 12 to 18 months and will allow the full benefits of the recovery plan to be achieved. Physical unification of the depot/hub network will remain on hold until management is confident it can be achieved without comprising service.

Network service levels remain at excellent levels, aided by the roll-out across the network of new hand held scanners (MC70s) on time and to budget. Feedback from customers, drivers and depot operational staff has been excellent. Roll-out across the remaining depots is ahead of schedule and will be complete by the end of Q1 2009.

Despite service improvements, the revenue trend weakened during the quarter, down 2.9% from Q2 2008 to £93.4 million, which we believe to be the result of generally weakening demand. This represents approximately 10% volume decline year-on-year, although Q3 2007 benefited marginally from the postal strike. Our customer base has remained broadly constant over the past two quarters. Though year to date trading across seven of our top 10 customers remains well ahead of last year, the majority of customers are

trading below last year. We anticipate the seasonal trading spike will occur very late in Q4 as consumers defer decisions on spending as long as possible.

Average revenue per consignment (RPC) was £8.08, a decline of 2.9% year-on-year, largely in line with historic experience.

The business has continued to improve route and warehouse productivity levels. In anticipation of softening demand steps have been taken to right-size the business. Total employee numbers have been reduced from 7,600 at the start of the year to approximately 6,600 at the end of October. Year to date the vehicle fleet has been reduced by over 10% without compromising service.

At depot level visibility on cost trends has improved following the successful implementation of a new weekly depot management information system. The full benefit of this system, currently on trial across the network, will be felt in 2009. By the year end City Link will have reduced vehicle and staff costs by an annualised £25 million compared with April 2008. As stated at the half year the in-year profit effect will be limited with the full benefit being felt during 2009.

Despite weakening economic conditions progress continued to be made on cash collections in Q3, with a seven-month positive trend of progressive improvements extending into October. Customer debt which is more than 90 days old is now at its lowest level for more than a year and less than half of its peak at the end of Q1. At the end of September accounts receivables represented 43 days sales. Collections remain a key focus.

City Link will continue to drive a successful execution of its seven-point recovery plan. This involves: moving customer service closer to the customer; developing reliable and integrated information systems; improving financial control systems and reporting; optimising hub and depot networks; developing organisational people capability; and capitalising on growth opportunity initiatives.

While the softening economy is making it increasingly difficult to predict revenue, volumes and traffic mix across the customer base, our forecast loss for the year remains unchanged.

Initial Facilities Services

£ million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
At 2007 constant exchange rates: Portfolio - net movement (appendix 1)	(14.2)	30.9		(8.5)	35.7	
Revenue	148.4	150.1	(1.1%)	452.9	434.7	4.2%
Operating profit2 (before amortisation of intangible assets1)	10.2	8.8	15.9%	27.3	27.4	(0.4%)
One-off items	-	-	-	0.6	-	-

Adjusted operating profit2 (before one-off items and amortisation of intangible assets1)	10.2	8.8	15.9%	27.9	27.4	1.8%
At actual exchange rates: Adjusted operating profit2 (before one-off items and amortisation of intangible assets1)	10.5	8.8	19.3%	28.5	27.4	4.0%

1 Other than computer software and development costs

2 After charging additional central costs of £1.6 million in 2008 year to date

Revenue from Initial Facilities Services decreased 1.1% during the quarter. Excluding revenues from the Netherlands' Cleaning business, which was sold in 2007, the top line was flat. Adjusted operating profit increased by 15.9% (after the re-allocation of central charges of £1.6 million. This is principally as a result of good performances in Hospital Services and Medical and our supplies business. Profit fell by £0.7 million in the core UK cleaning business as a result of the recharge of additional central costs in 2008.

In UK Cleaning market conditions remain tough, particularly in the retail sector. Q3 revenue declined 5.5% reflecting contract losses and reductions since the second half of last year. Operating profit for both the quarter and year to date is in line with 2007 after allowing for the reallocation of central costs; volume shortfall has been offset by initiatives to streamline the cost base. Despite challenging conditions in the retail sector, a number of new contracts have recently been secured in this market. Lancaster, our office cleaning company, continues to perform well despite the turmoil in the financial sector where this business is strong. Despite the economic background there are no new major losses to report in Q3 but, as reported at the interims, previously notified contract reductions of £19.0 million have now taken effect and this was the major cause of the £14.2 million decline in the division's contract portfolio over the quarter. While the new business pipeline remains good, it is not as strong as in the first half of the year as clients are demonstrating an increasing tendency not to re-tender but to negotiate price reductions with existing suppliers.

Rentokil Initial Asia Pacific

£ million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
At 2007 constant exchange rates: Portfolio - net movement (appendix 1)	1.1	8.3		7.2	24.7	
Revenue	47.1	41.2	14.3%	137.5	115.0	19.6%
Operating profit2 (before amortisation of intangible assets1)	5.0	6.8	(26.4%)	14.7	21.1	(30.3%)
One-off items	0.7	-	-	1.8	-	-
Adjusted operating profit2 (before one-off items and amortisation of intangible assets1)	5.7	6.8	(16.2%)	16.5	21.1	(21.8%)
At actual exchange rates: Adjusted operating profit2 (before one-off items and amortisation of intangible assets1)	6.3	6.9	(8.7%)	17.8	20.9	(14.8%)

1 Other than computer software and development costs

2 After charging additional central costs of £0.4 million in 2008 year to date

Revenue in Asia Pacific increased by 14.3% in Q3, held back (as in the first half) by operational issues in Australia. Divisional profit declined by 16.2%. Excluding Australia, regional revenue and profit increased by 19.7% and 13.7% respectively during the quarter, and by 30.7% and 18.3% year to date.

Australia washrooms

In the Australian washrooms business revenue and profit is behind plan this year due to the legacy of poor customer service and the badly executed integration of the Pink Healthcare business. This has led to high levels of contract terminations, the issue of credits to customers for missed service and poor debt collection. The recovery plan reported at the half year is progressing well and there are clear signs that it is beginning to work. Accountability for customers and service is being restored to branch level and additional supervisors and technicians have been employed to address service shortfalls. Staff turnover has slowed across the network. Customer service has continued to improve, rising from 59% in Q2 to 93% in Q3 and terminations, although high, have shown a declining trend since July. Revenues, new contract sales and profits are all higher in the third quarter than the second. Credit control has been decentralised and cash collection and day sales outstanding have shown improvements during the quarter. Day sales outstanding at the end of October were at 53, the lowest level since August 2007.

Australian pest control

At the half year we reported that Campbell Bros., our residential pest control business, was job-based (i.e. non-contract), had an inflexible cost base and was being impacted by poor revenue (due in part to bad weather). We stated that it was proving difficult to integrate Campbell's with our commercial business as under-utilised residential technicians could not be easily transferred across to commercial activities because of sector inexperience and mismatched skill sets.

As with washrooms the recovery plan is well underway. A new operational structure resulting in fewer locations, reduced administrative personnel and increased service productivity has been implemented. Operations are now focused on five major cities (Melbourne, Sydney, Adelaide, Brisbane and Perth). We have begun to consolidate expertise within branches for both residential and commercial business. The business has begun to show greater ability to flex costs and technicians are now being encouraged to take leave in non-peak periods, a fuel surcharge is being implemented and materials are now being sourced from a single supplier. State of service continued to improve during the quarter, reaching 93.1% at September (March: 77%, June: 89%). We have also put greater credit control resources into underperforming branches and as a result, cash collection is showing signs of improvement with levels in September the highest over the last six months. Day sales outstanding at 31 October 2008 were at 53, the lowest level since the beginning of this year.

Performance excluding Australia

Outside Australia adjusted profit grew by 13.7% on revenue up 19.7%. Pest control revenue grew 15.6% but adjusted profit declined 8.0% on 2007, held back by disappointing performances in Malaysia, Singapore and Taiwan which can be attributed in part to lower than anticipated fumigation jobbing revenues. This may be a reflection of slowing international trade. Rentokil Pest Control continued to demonstrate strong revenue and profit growth in New Zealand, Indonesia, Thailand, Philippines and China, boosted by the Hong Kong government pest control contract which commenced on 1 April 2007. Initial Washrooms achieved a 16.0% growth in revenue and 18.7% growth in adjusted profit in Q3 with New Zealand, Indonesia, Hong Kong and Singapore achieving double digit growth in profit.

Other (South Africa)

£ million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
At 2007 constant exchange rates: Portfolio - net movement (appendix 1)	1.1	-		2.8	1.6	
Revenue	7.3	6.5	12.3%	21.6	19.6	10.2%
Operating profit (before amortisation of intangible assets1)	2.3	2.5	(8.0%)	7.2	7.3	(1.4%)
One-off items	-	-	-	-	-	-
Adjusted operating profit (before one-off items and amortisation of intangible assets1)	2.3	2.5	(8.0%)	7.2	7.3	(1.4%)
At actual exchange rates: Adjusted operating profit (before one-off items and amortisation of intangible assets1)	2.2	2.4	(8.3%)	6.8	7.2	(5.6%)

1 Other than computer software and development costs

Other businesses comprise the group's activities in South Africa, principally washroom services, pest control and plants. Overall, revenue grew by 12.3% but profit declined by 8.0% as a result of a poor performance from the Initial washrooms business which offset continued encouraging growth in the Rentokil pest control business. Actions are now underway to improve the performance of the washrooms business.

Central Costs

£ million	Third Quarter			Year to Date		
	Q3 08	Q3 07	change	YTD 08	YTD 07	change
At 2007 constant exchange rates: Central costs1	(10.3)	(8.0)	(28.8%)	(29.4)	(28.5)	(3.2%)
One-off items	-	-	-	-	-	-

Central costs before one-off items1(10.3)(8.0) (28.8%)(29.4) (28.5) (3.2%)

At actual exchange rates:
Central costs before one-off items1(10.3)(7.9) (30.4%)(29.4) (28.5) (3.2%)

1 After charging additional central costs of £5.5 million in 2008 year to date

Year to date central costs were £0.9 million higher than the prior year. This is the net effect of a number of factors. Severance costs were incurred (net of provision releases for forfeited long-term incentives) in early 2008 associated with the changes in the group's leadership and there has been a higher than normal level of professional fees. These costs were partly offset by the recharge of £5.5 million of certain IT, shared service and other expenses that were borne centrally in 2007 to businesses in 2008.

Interest

Year to date net interest payable of £41.0 million was £13.0 million lower than 2007 at actual rates of exchange. Lower average net debt, mainly as a result of the disposal proceeds from the sale of Electronic Security last year, accounted for £8.4 million of the reduction. A further £4.6 million year-on-year benefit came from IAS 19 net pension interest and £0.1 million from mark to market related credits. These were partially offset by rate increases of £0.1 million.

Net debt and cash flow

£ million	Year to Date		
	YTD 08	YTD 07	Change£m
Earnings before interest, tax, depreciation and amortisation	245.3	321.1	(75.8)
Net capex	(161.6)	(123.0)	(38.6)
Working capital	(11.5)	(47.7)	36.2
Operating cash flow	72.2	150.4	(78.2)
Interest	(64.4)	(37.3)	(27.1)
Tax	(17.7)	(15.9)	(1.8)
Free cash flow	(9.9)	97.2	(107.1)
Acquisitions/disposals	(36.7)	342.2	(378.9)
Dividends	(94.9)	(94.9)	-
Special pension payment	(33.6)	(30.0)	(3.6)
Share issues	-	1.1	(1.1)
FX	(53.0)	(32.0)	(21.0)
Opening net debt	(947.1)	(1,188.2)	241.1
Closing net debt	(1,175.2)	(904.6)	(270.6)

Operating cash flow at actual rates of exchange was £78.2 million lower than 2007 due to lower EBITA and higher net capex partly offset by a better working capital movement. EBITDA was £75.8 million lower than last year at £245.3 million due to lower operating profit in the current year and the absence of profit from the Electronic Security division which was sold in H2 2007. Lower disposal proceeds in 2008 accounted for the higher net capex over the previous year - gross capex was 6.3% ahead of last year at £171.6 million. The working capital outflow was lower than last year mainly as a result of a £28 million payment made in 2007 to exit from a legacy property.

Tax and interest payments (including finance lease interest) were £28.9 million higher than last year, primarily due to the different phasing of interest payments (in particular the annual payment of interest on the €500 million bond issued in March 2007). Free cash was therefore an outflow of £9.9 million (£16.4 million outflow at the half year) compared with an inflow of £97.2 million in 2007.

Acquisitions and disposals consumed a further £36.7 million, dividend payments amounted to £94.9 million, a further special pension contribution was made of £33.6 million and fair value and foreign exchange losses of £53.0 million produced a total cash outflow of £228.1 million to leave net debt at £1,175.2 million at the end of the quarter.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 30 September 2008

£m at constant 2007 exchange rates	1.7.08	New Business	Terminations	Net Additions/ Reductions	Acquisitions/ Disposals	30.9.08	30.9.08 at actual exchange
Textiles & Washroom Services	591.1	13.9	(12.6)	4.5	0.7	597.6	669.6
Pest Control	249.5	9.6	(10.5)	1.7	1.3	251.6	269.9
Ambius	89.0	1.6	(2.4)	0.7	-	88.9	94.6
Facilities Services*	467.7	16.4	(16.1)	(19.0)	4.5	453.5	462.2
Asia Pacific**	138.9	4.4	(4.9)	0.9	0.7	140.0	150.9
Other	27.4	1.0	(1.3)	1.4	-	28.5	26.9
TOTAL	1,563.6	46.9	(47.8)	(9.8)	7.2	1,560.1	1,674.1

9 Months to 30 September 2008

£m at constant 2007 exchange rates	1.1.08	New Business	Terminations	Net Additions/ Reductions	Acquisitions/ Disposals	30.9.08	30.9.08 at actual exchange

Textiles & Washroom Services	578.3	44.9	(40.4)	14.8	-	597.6	669.6
Pest Control	241.4	30.2	(32.4)	6.9	5.5	251.6	269.9
Ambius	86.4	5.1	(7.5)	2.9	2.0	88.9	94.6
Facilities Services*	462.0	45.1	(45.7)	(12.1)	4.2	453.5	462.2
Asia Pacific	132.8	14.8	(12.5)	3.6	1.3	140.0	150.9
Other**	25.7	2.8	(3.5)	3.5	-	28.5	26.9
TOTAL	1,526.6	142.9	(142.0)	19.6	13.0	1,560.1	1,674.1

Notes

Contract portfolio definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Segmental Analysis (at constant exchange rates)

(Management basis)

(at 2007 constant exchange rates)	3 months to 30 September 2008 £m (unaudited)	3 months to 30 September 2007 £m (unaudited)	9 months to 30 September 2008 £m (unaudited)	9 months to 30 September 2007 £m (unaudited)
Revenue				
Textiles & Washroom Services	152.4	150.7	456.6	452.6
Pest Control	88.7	80.8	253.2	223.8
Ambius	25.1	25.5	76.5	74.9
City Link	93.4	107.6	284.7	310.6
Facilities Services	148.4	150.1	452.9	434.7
Asia Pacific	47.1	41.2	137.5	115.0
Other	7.3	6.5	21.6	19.6
Continuing operations at 2007 constant exchange rates	562.4	562.4	1,683.0	1,631.2
Exchange	38.4	(1.8)	95.9	(7.5)
Continuing operations at actual exchange rates	600.8	560.6	1,778.9	1,623.7
Operating profit*				
Textiles & Washroom Services	17.5	24.0	62.3	77.6
Pest Control	18.3	19.4	47.5	47.1
Ambius	1.3	1.3	3.5	3.8
City Link	(12.0)	11.4	(41.4)	32.8
Facilities Services	10.2	8.8	27.3	27.4
Asia Pacific	5.0	6.8	14.7	21.1
Other	2.3	2.5	7.2	7.3
Central costs	(10.3)	(8.0)	(29.4)	(28.5)
Continuing operations at 2007 constant exchange rates	32.3	66.2	91.7	188.6
Exchange	6.6	(0.2)	15.4	(1.5)
Continuing operations at actual exchange rates	38.9	66.0	107.1	187.1
Adjusted operating profit**				
Textiles & Washroom Services	16.4	28.0	61.2	81.5
Pest Control	18.3	19.5	47.5	47.8
Ambius	1.3	1.3	3.5	3.8

City Link	(11.6)	14.4	(39.5)	38.5
Facilities Services	10.2	8.8	27.9	27.4
Asia Pacific	5.7	6.8	16.5	21.1
Other	2.3	2.5	7.2	7.3
Central costs	(10.3)	(8.0)	(29.4)	(28.5)
Continuing operations at 2007 constant exchange rates	32.3	73.3	94.9	198.9
Exchange	6.5	(0.2)	15.4	(1.5)
Continuing operations at actual exchange rates	38.8	73.1	110.3	197.4

* Before amortisation of intangible assets other than computer software and development costs

** Before amortisation of intangible assets other than computer software and items of a one-off nature (see appendix 4 for further details).

Appendix 3

Segmental Analysis (at actual exchange rates)

(Management basis)

(at actual exchange rates)	3 months to 30 September 2008 £m (unaudited)	3 months to 30 September 2007 £m (unaudited)	9 months to 30 September 2008 £m (unaudited)	9 months to 30 September 2007 £m (unaudited)
Revenue				
Textiles & Washroom Services	173.4	149.9	511.6	447.9
Pest Control	96.5	80.4	270.5	222.9
Ambius	27.4	25.3	81.3	74.8
City Link	93.4	107.6	284.7	310.6
Facilities Services	151.8	150.0	461.8	433.9
Asia Pacific	51.2	41.0	148.6	114.1
Other	7.1	6.4	20.4	19.5
Continuing operations at actual exchange rates	600.8	560.6	1,778.9	1,623.7
Operating profit*				
Textiles & Washroom Services	21.3	23.8	71.6	76.7
Pest Control	20.3	19.3	51.9	46.8
Ambius	1.4	1.3	3.9	3.8
City Link	(12.0)	11.4	(41.4)	32.8
Facilities Services	10.5	8.8	27.9	27.4
Asia Pacific	5.5	6.9	15.8	20.9
Other	2.2	2.4	6.8	7.2
Central costs	(10.3)	(7.9)	(29.4)	(28.5)
Continuing operations at actual exchange rates	38.9	66.0	107.1	187.1

Adjusted operating profit**				
Textiles & Washroom Services	20.0	27.8	70.3	80.6
Pest Control	20.3	19.4	51.9	47.5
Ambius	1.4	1.3	3.9	3.8
City Link	(11.6)	14.4	(39.5)	38.5
Facilities Services	10.5	8.8	28.5	27.4
Asia Pacific	6.3	6.9	17.8	20.9
Other	2.2	2.4	6.8	7.2
Central costs	(10.3)	(7.9)	(29.4)	(28.5)
Continuing operations at actual exchange rates	38.8	73.1	110.3	197.4

* Before amortisation of intangible assets other than computer software and development costs.

** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

Appendix 4

One-off Items

	3 months to 30 September 2008 £m (unaudited)	3 months to 30 September 2007 £m (unaudited)	9 months to 30 September 2008 £m (unaudited)	9 months to 30 September 2007 £m (unaudited)
Textiles & Washroom Services	1.1	(4.0)	1.1	(3.9)
Pest Control	-	(0.1)	-	(0.7)
Ambius	-	-	-	-
City Link	(0.4)	(3.0)	(1.9)	(5.7)
Facilities Services	-	-	(0.6)	-
Asia Pacific	(0.7)	-	(1.8)	-
Other	-	-	-	-
Central costs	-	-	-	-
At 2007 constant exchange rates	-	(7.1)	(3.2)	(10.3)
Exchange	0.1	-	-	-
At actual exchange rates	0.1	(7.1)	(3.2)	(10.3)

One-off items relate mainly to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties. They have been separately identified as they are not considered to be 'business as usual' expenses and have a varying impact on different businesses and reporting periods.

END

END